UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)

Madison Covered Call & Equity Strategy Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

557437100
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,028,763
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 2,028,763
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,028,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,950
	8	SHARED VOTING POWER 42,685
	9	SOLE DISPOSITIVE POWER 76,950
	10	SHARED DISPOSITIVE POWER 42,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 557437100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration..

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 2,028,763 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents approximately 10.5% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 2,028,763 Shares beneficially owned by Karpus Investment Management is approximately $15,399,743, excluding brokerage commissions.

The aggregate purchase price of the 119,635 Shares held by Mr. Karpus and the Karpus Entities is approximately $865,661, excluding brokerage commissions.

CUSIP NO. 557437100

Item 4.	Purpose of Transaction..

Item 4 is hereby amended to add the following:

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fits the investment guidelines for various Accounts. Shares have been acquired since July 10, 2015.

On February 15, 2018, Karpus sent a letter containing a stockholder proposal for the Fund's 2018 Annual Meeting. A copy of the letter is attached as Exhibit 99.1.

CUSIP NO. 557437100

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 19,268,423 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2017 as reported in the Issuer’s Certified Shareholder Report, Semi-Annual, of Registered Management Investment Companies on Form N-CSRS, filed with the Securities and Exchange Commission on September 1, 2017.

A ..	Karpus Investment Management

(a)	As of the close of business on February 15, 2018, Karpus Investment Management beneficially owned 2,028,763 Shares held in the Accounts.

Percentage: 10.5%

(b)	1. Sole power to vote or direct vote: 2,028,763
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 2,028,763
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and are incorporated herein by reference.
B ..	George W. Karpus

(a)
As of the close of business on February 15, 2018, George W. Karpus beneficially owned 76,950 Shares. In addition, George W. Karpus may be deemed to beneficially own the 42,685 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 76,950
2. Shared power to vote or direct vote: 42,685
3. Sole power to dispose or direct the disposition: 76,950
4. Shared power to dispose or direct the disposition: 42,685

(c)	Mr. Karpus nor the Karpus Entities had any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 557437100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 15, 2018, Karpus sent a 14a-8 shareholder proposal to the Fund, referenced in Item 4, above, and attached as Exhibit 99.1 hereto.

CUSIP NO. 557437100

Item 7.	Material to be Filed as Exhibits..

Item 7 is hereby amended to add the following exhibit:

99.1	14a-8 Shareholder Proposal sent to the Fund on February 15, 2018

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 557437100

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	400 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 26146L103

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(1,929)	$7.58	12/19/2017
Sale of Common Stock	(3,516)	$7.57	12/20/2017
Sale of Common Stock	(3,175)	$7.58	12/21/2017
Sale of Common Stock	(1,215)	$7.64	12/27/2017
Sale of Common Stock	(150)	$7.68	12/29/2017
Sale of Common Stock	(1,345)	$7.73	1/2/2018
Sale of Common Stock	(380)	$7.81	1/11/2018
Sale of Common Stock	(380)	$7.85	1/16/2018
Sale of Common Stock	(1,545)	$7.83	1/17/2018
Sale of Common Stock	(240)	$7.80	1/18/2018
Sale of Common Stock	(840)	$7.84	1/22/2018
Sale of Common Stock	(1,600)	$7.85	1/23/2018
Sale of Common Stock	(2,030)	$7.85	1/24/2018
Sale of Common Stock	(1,290)	$7.81	1/26/2018
Sale of Common Stock	(396)	$7.80	1/29/2018
Sale of Common Stock	(1,684)	$7.73	1/30/2018
Sale of Common Stock	(3,070)	$7.70	1/31/2018
Sale of Common Stock	(500)	$7.67	2/2/2018
Sale of Common Stock	(2,915)	$7.37	2/5/2018
Sale of Common Stock	(9,875)	$7.31	2/6/2018
Sale of Common Stock	(700)	$7.38	2/8/2018

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Fund on February 15, 2018

VIA FEDERAL EXPRESS & ELECTRONIC MAIL      February 15, 2018

Madison Covered Call & Equity Strategy Fund
Attn: Holly S. Baggot, Secretary
550 Science Drive
Madison, Wisconsin 53711

Re: 14a-8 Shareholder Proposal for the Madison Covered Call & Equity Strategy Fund ("MCN" or the "Fund")

Ms. Baggot:
This letter shall serve as notice to the Madison Covered Call & Equity Strategy Fund ("MCN" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to MCN shareholders at the Fund's next annual shareholders' meeting anticipated to be held in August 2018, or any postponement or adjournment thereof (the "Meeting").

Karpus' non-binding 14a-8 shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, the shareholders of the Madison Covered Call & Equity Strategy Fund ("MCN" or the "Fund") request that the Trustees promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

  Supporting Statement

  In May 2017, the Boards of MCN and Madison Strategic Sector Premium Fund ("MSP") proposed merging MSP with and into MCN (collectively, MSP and MCN are the "Madison Funds"). Among the reasons for the merger, the Boards cited the Madison Funds' expense structure, operational efficiencies, liquidity, and discount issues - among others. On September 15, 2017, the proposed merger was not approved.

  Even though the proposed merger was defeated, the same exact issues have persisted. The only one that seemingly did not was the Fund's historically wide discount to net asset value. However, we don't think this has anything to do with what the Board has done. Instead, the Fund's discount narrowing appears to be a reaction of the market that an otherwise unrecognized and inactive Board might actually do something to enhance shareholder value.

  How can a Board recommend a merger and then do nothing to address the very issues that they acknowledged concern over in the first place? Additionally, we question whether the Board's decision to not do anything further is in the best interest of shareholders or the best interests of the Fund's Advisor. Surely, maintaining the status quo is the highest fee generating option for Madison Asset Management, LLC. The same argument, however, cannot be made for MCN shareholders. Does the Board not think that MCN is a strategy that shareholders could get elsewhere or that could be implemented efficiently through another investment vehicle?

  The bottom line is that if our proposal is approved and implemented, shareholders would have a choice to tender their shares close to net asset value. If less than 50% choose not to, MCN will continue to exist as is. If more than 50% choose to tender their shares, such an occurrence would indicate that a significant portion of shareholders want liquidity for their shares and do not wish for the Fund to exist in its current structure as a closed-end fund.

  We do not believe that the Fund's current discount has anything to do with what the Board or the Fund's Advisor has done. If you agree and would like to be offered liquidity close to net asset value for your shares, please vote FOR Karpus' Proposal.

  END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst

cc: Kevin Thompson, Chief Legal Officer and Assistant Secretary

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter